EXHIBIT 99.1

GOLD STANDARD ANNOUNCES MEETING RESULTS

June 27, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN:GSV) ("Gold Standard" or the "Company") announces that all resolutions were passed at the Annual General and Special Meeting of Shareholders (the "Meeting") held on Wednesday, June 27, 2018, in Elko, Nevada.

At the Meeting, all director nominees listed in the Company's management information circular dated May 14, 2018, were elected as directors of the Company. Had a poll been taken, the detailed results of the votes cast by proxy in respect of the election of the directors is set out below.

Director	Votes For	Percentage For
Jonathan T. Awde	121,416,093	99.01%
D. Bruce McLeod	121,308,936	98.93%
Robert J. McLeod	121,334,908	98.95%
Jamie D. Strauss	121,339,938	98.95%
William E. Threlkeld	121,414,144	99.01%
Alex Morrison	117,293,441	95.65%
Zara Boldt	121,307,378	98.93%
Ron Clayton	121,388,964	98.99%

In addition, the detailed results of the votes cast by proxy in respect of the other matters brought before the Meeting is set out below.

Description of Matter	Votes For	Percentage For
To set the number of directors for the ensuing year at eight.	121,342,776	98.95%
To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	157,935,832	99.55%
To pass an ordinary resolution to confirm and approve amendments to the articles of the Company (the "Articles") to adopt advance notice provisions for the nomination of directors.	110,273,344	89.93%
To pass an ordinary resolution to confirm and approve additional amendments to the Articles.	121,030,585	98.70%

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company's premier land package on the Carlin Trend. The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management's current expectations and assumptions. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors,
"Jonathan Awde"
Jonathan Awde, President and Director
FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:          604-669-5702
Email:       info@goldstandardv.com
 Website: www.goldstandardv.com